As filed with the Securities and Exchange Commission on November 5, 2021

File No. 333-256541

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. ____	[ ]

Post-Effective Amendment No. 1	[X]

(Check appropriate box or boxes)

Invesco Dynamic Credit Opportunity Fund
(Exact Name of Registrant as Specified in Charter)

1555 Peachtree Street, N.E., Suite 1800, Atlanta, Georgia  30309
(Address of Principal Executive Offices) (Number, Street, City, State, Zip Code)

(713) 626-1919
(Registrant's Area Code and Telephone Number)

Jeffrey H. Kupor, Esquire
11 Greenway Plaza, Suite 1000, Houston, TX  77046
(Name and Address of Agent for Service)

Copy to:

Taylor V. Edwards, Esquire	Matthew R. DiClemente, Esquire
Invesco Advisers, Inc.	Stradley Ronon Stevens & Young, LLP
225 Liberty Street, 15th Fl.	2005 Market Street, Suite 2600
New York, NY 10281-1087	Philadelphia, PA 19103-7018

The Prospectus/Proxy Statement and Statement of Additional Information, each in the form filed on July 16, 2021 on Form N-14 8C/A (File No. 333-256541) (Accession No. 0001680359-21-000145), as supplemented by the filing made pursuant to Rule 497(b) on July 22, 2021 (Accession No. 0001193125-21-221708), are incorporated herein by reference. This amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the tax opinion of Stradley Ronon Stevens & Young, LLP, special U.S. federal income tax counsel for the Registrant.

PART C. OTHER INFORMATION

Item 15.	Indemnification.

Please see Article VIII of the Registrant’s Agreement and Declaration of Trust (Exhibit (1)(a)) for indemnification of Trustees and officers. The Registrant’s Trustees and officers are also covered by an Errors and Omissions Policy. Section 16 of the Master Investment Advisory Agreement between the Registrant and the Adviser provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties under the Master Investment Advisory Agreement on the part of the Adviser or any of its officers, directors or employees, the Adviser shall not be subject to liability to the Registrant or to any shareholder of the Registrant for any act or omission in the course of, or connected with, rendering services under the Master Investment Advisory Agreement or for any losses that may be sustained in the purchase, holding or sale of any security. Section 12 of the Master Distribution Agreement between the Registrant and Invesco Distributors provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties under the Master Distribution Agreement on the part of Invesco Distributors, the Registrant shall indemnify Invesco Distributors against any and all claims, demands, liabilities and expenses which Invesco Distributors may incur under the Securities Act of 1933, or common law or otherwise, arising out of or based upon any alleged untrue statement of a material fact contained in any registration statement or prospectus, or any omission to state a material fact therein, the omission of which makes any statement contained therein misleading, unless such statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant in connection therewith by or on behalf of Invesco Distributors.

Insofar as indemnification for claims, demands expenses and liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant and the Adviser and any underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person or the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such Trustee, officer or controlling person or Invesco Distributors in connection with the Shares being registered, such indemnification by it is against public policy, as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 16.	Exhibits.
	(1)	(a) Agreement and Declaration of Trust. (1)

(1) Amendment No. 1 dated July 19, 2021 to Agreement and Declaration of Trust. (3)

(b) Certificate of Trust. (1)

	(2)	Bylaws. (1)

	(3)	Voting Trust Agreements — None.

	(4)	Agreement and Plan of Reorganization by and among the Registrant is attached to the Proxy Statement/Prospectus contained in the Registration Statement. (7)

(5)	Articles II, VI, VII, VIII and IX of the Agreement and Declaration of Trust and Articles IV, V and VI of the Bylaws define rights of holders of shares.

(6)	(a)	Master Investment Advisory Agreement, dated July 1, 2021, between the Registrant and Invesco Advisers, Inc. (2)
(b)
Form of Master Intergroup Sub-Advisory Contract, dated July 1, 2021, between Invesco Advisers, Inc., on behalf of the Registrant, and each of Invesco Canada Ltd., Invesco Asset Management Deutschland GmbH, Invesco Asset Management Limited., Invesco Asset Management (Japan) Ltd, Invesco Hong Kong Limited and Invesco Senior Secured Management, Inc. (2)

	(c)	Amendment No. 7, dated July 1, 2021, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Asset Management (India) Private Limited dated July 1, 2020. (2)
	(d)	Amendment No. 7, dated July 1, 2021, to the Amended and Restated Sub-Advisory Contract – Invesco Advisers, Inc. and Invesco Capital Management, LLC dated July 1, 2020. (2)

(7)	Master Distribution Agreement, dated July 1, 2021, between the Registrant and Invesco Distributors, Inc. (2)

(8)	Not Applicable.

(9)	Master Custodian Agreement. (4)

(10)	(a)	Fourth Amended and Restated Distribution and Service Plan. (2)

	(b)	Multiple Class Plan for Invesco Dynamic Credit Opportunity Fund effective July 1, 2021. (2)

(11)	Opinion and Consent of Stradley Ronon Stevens & Young, LLP. (6)

(12)	Opinion of Stradley Ronon Stevens & Young, LLP, supporting the tax matters and consequences to shareholders.(*)

(13)	(a)	Transfer Agency and Service Agreement, dated July 1, 2021, between the Registrant and Invesco Investment Services, Inc. (2)

(1) Amendment No. 1 to the Transfer Agency and Service Agreement, dated July 1, 2021, between the Registrant and Invesco Investment Services, Inc. (2)

	(b)	Master Administrative Services Agreement, dated July 1, 2021, between the Registrant and Invesco Advisors, Inc. (2)

(14)	Consent of Independent Registered Public Accounting Firm. (7)

(15)	Omitted Financial Statements — None.

(16)	Power of Attorney dated May 7, 2021. (6)

(17)	(a)	(1)	Code of Ethics and Personal Trading Policy for North America, dated January 2021, relating to Invesco Advisers, Inc. (5)
		(2)	Code of Ethics and Personal Trading Policy for EMEA, dated January 2021, relating to Invesco Asset Management Limited. (5)
		(3)	Code of Ethics and Personal Trading Policy for APAC, dated January 2021, relating to Invesco Asset Management (Japan) Limited. (5)
		(4)	Code of Ethics and Personal Trading Policy for APAC, dated January 2021, relating to Invesco Hong Kong Limited. (5)
		(5)	Code of Ethics and Personal Trading Policy for North America, dated January 2021, relating to Invesco Canada Ltd. (5)
		(6)	Code of Ethics and Personal Trading Policy for EMEA, dated January 2021, relating to Invesco Asset Management Deutschland GmbH. (5)
		(7)	Code of Ethics and Personal Trading Policy for North America, dated January 2021, relating to Invesco Senior Secured Management Inc. (5)
		(8)	Code of Ethics and Personal Trading Policy for North America, dated January 2021, relating to Invesco Capital Management, LLC. (5)
(9)
Code of Ethics and Personal Trading Policy for APAC, dated January 2021, and Invesco Asset Management (India) Pvt. Ltd. Personal Trading Policy, dated May 25, 2020, relating to Invesco Asset Management (India) PVT. LTD. (5)

(1)	Incorporated by reference to the Registrant’s initial Registration Statement on Form N-2, filed on May 7, 2021.
(2)	Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-2, filed on July 6, 2021.
(3)	Incorporated by reference to Pre-Effective Amendment No. 2 on Form N-2, filed on July 20, 2021.
(4)	Incorporated by reference to Post-Effective Amendment No. 89 to AIM Investment Securities Funds (Invesco Investment Securities Funds) Registration Statement on Form N-1A on June 27, 2019.
(5)	Incorporated herein by reference to PEA No. 191 to AIM Investment Funds (Invesco Investment Funds) Registration Statement on Form N-1A, filed on February 22, 2021.
(6)	Incorporated by reference to the Registrant’s initial Registration Statement on Form N-14, filed on May 27, 2021.
(7)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14, filed on July 16, 2021.
(*)	Filed herewith electronically.

Item 17.	Undertakings.
(1)
The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CRF 203.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)
The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 within a reasonable time after receipt of such opinion.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Houston, State of Texas, on the 5th day of November, 2021.

INVESCO DYNAMIC CREDIT OPPORTUNITY FUND

By:	/s/ Sheri Morris
Sheri Morris, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE

/s/ Sheri Morris	President	November 5, 2021
(Sheri Morris)	(Principal Executive Officer)

/s/ Beth Ann Brown*	Trustee	November 5, 2021
(Beth Ann Brown)

/s/ Martin L. Flanagan*	Vice Chair & Trustee	November 5, 2021
(Martin L. Flanagan)

/s/ Cynthia Hostetler*	Trustee	November 5, 2021
(Cynthia Hostetler)

/s/ Eli Jones*	Trustee	November 5, 2021
(Eli Jones)

/s/ Elizabeth Krentzman*	Trustee	November 5, 2021
(Elizabeth Krentzman)

/s/ Anthony J. LaCava, Jr.*	Trustee	November 5, 2021
(Anthony J. LaCava, Jr.)

/s/ Prema Mathai-Davis*	Trustee	November 5, 2021
(Prema Mathai-Davis)

/s/ Joel W. Motley*	Trustee	November 5, 2021
(Joel W. Motley)

/s/ Teresa M. Ressel*	Trustee	November 5, 2021
(Teresa M. Ressel)

/s/ Ann Barnett Stern*	Trustee	November 5, 2021
(Ann Barnett Stern)

/s/ Robert C. Troccoli*	Trustee	November 5, 2021
(Robert C. Troccoli)

SIGNATURES	TITLE	DATE

/s/ Daniel S. Vandivort*	Trustee	November 5, 2021
(Daniel S. Vandivort)

/s/ James D. Vaughn*	Trustee	November 5, 2021
(James D. Vaughn)

/s/ Christopher L. Wilson*	Chair & Trustee	November 5, 2021
(Christopher L. Wilson)

/s/ Adrien Deberghes	Vice President &Treasurer	November 5, 2021
(Adrien Deberghes)	(Principal Financial Officer)

By	/s/ Sheri Morris
Sheri Morris
Attorney-in-Fact

*	Sheri Morris, pursuant to Power of Attorney dated May 7, 2021, filed in the Registrant’s Registration Statement on Form N-14 on May 27, 2021.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
EXHIBITS
TO
FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Exhibit Index

Exhibit No.	Exhibit
12	Opinion of Stradley Ronon Stevens & Young, LLP, supporting the tax matters and consequences to shareholders.